Global Corporate & Investment Banking

             BofA Securities, Inc.
                                                                            One
Bryant Park, New York, NY 10036




June 30, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re: Registration Statement on Form S-4 (Registration No. 333- 258423)

To whom it may concern:

        Reference is made to the above-referenced registration statement, as amended (the
   Registration Statement   ) of Aurora Acquisition Corp. (the    Issuer   )
under the Securities Act of 1933,
as amended (the    Securities Act   ) with respect to a proposed business
combination involving a
merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition company and one or more target companies (the
Transaction   ). The
Registration Statement has not yet been declared effective as of the date of this letter.

        This letter is to advise you that, effective as of June 9, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in any way related to or in which we were or could be described in the Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A or (B) for which consent is required under Section 7 of the Securities Act) with respect to the
Transaction.

         Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities
Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the
Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



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                                      Sincerely,

                                     BofA Securities, Inc.


                                     By: _____________________
                                         Name: Stewart Barry
                                         Title: Managing Director



cc: Arnaud Massenet, Chief Executive Officer of Aurora Acquisition Corp. Vishal Garg, Chief Executive Officer of Better Holdco, Inc.
      Kevin Ryan, Chief Financial Officer of Better Holdco, Inc.
      Tonya Aldave, SEC Staff Attorney
      John Dana Brown, SEC Staff Attorney
      Jared M. Fishman, Sullivan & Cromwell LLP
      Carl P. Marcellino, Ropes & Gray LLP
      Adam Eastell, Baker McKenzie LLP